UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G	Amendment 9

Previous filings submitted under a joint filing agreement with Private Capital Management, L.P.

(Name of Issuer)
GYRODYNE COMPANY OF AMERICA

(Title of Class of Securities)
Common Stock

(CUSIP Number)
403820103

Rule 13d-1(c)

(Date of Event Which Requires Filing of This Statement)
December 31, 2006

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.
000-00-0000

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 		26381
SHARED VOTING POWER 		0
SOLE DISPOSITIVE POWER 		26381
SHARED DISPOSITIVE POWER 	0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26381

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(no)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
16.3%


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	GYRODYNE COMPANY OF AMERICA, Inc.
(b)Address of Issuer: 	17 Flowerfield Suite 24, St James, NY 11780

Item 2.
(a)Name of Person Filing: Bruce S. Sherman
(b)Address of Person Filing: 8889 Pelican Bay Blvd. Suite 500
   Naples, FL  34108
(c)Citizenship:  USA
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  403820103

Item 3.
N/A

Item 4. Ownership
(a)Amount Beneficially Owned: 				     26381
(b)Percent of Class: 					     2.1%
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:		     26381
(ii)shared power to vote or to direct the vote:		     0
(iii)sole power to dispose or to direct the disposition of:  26381
(iv)shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of Class:
	YES

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        N/A

Item 9. Notice of Dissolution of Group:
        N/A

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2007



/s/ Bruce S. Sherman
______________________________________
Bruce S. Sherman